UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

YONGYE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

98607B106

(CUSIP Number)

Glenn Krevlin

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, NY 10020

(646) 432-0600

With a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole, LLP

150 East 42nd Street, 11th Floor

New York, NY 10017

(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98607B106

1	NAME OF REPORTING PERSON: Glenhill Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,707,976
	8	SHARED VOTING POWER 233,025
	9	SOLE DISPOSITIVE POWER 1,941,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

CUSIP No. 98607B106

1	NAME OF REPORTING PERSON: Glenn J. Krevlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,707,976
	8	SHARED VOTING POWER 233,025
	9	SOLE DISPOSITIVE POWER 1,941,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 98607B106

1	NAME OF REPORTING PERSON: Glenhill Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,707,976
	8	SHARED VOTING POWER 233,025
	9	SOLE DISPOSITIVE POWER 1,941,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

CUSIP No. 98607B106

1	NAME OF REPORTING PERSON: Glenhill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,707,976
	8	SHARED VOTING POWER 233,025
	9	SOLE DISPOSITIVE POWER 1,941,001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,941,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, HC

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”), of Yongye International, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, People’s Republic of China.

Item 2. Identity and Background

The names of the persons filing this statement (the “Reporting Persons”) are Glenn J. Krevlin, a citizen of the United States, Glenhill Advisors, LLC, a Delaware limited liability company, Glenhill Capital Advisors, LLC, a Delaware limited liability company, and Glenhill Capital Management, LLC, a Delaware limited liability company.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC and Glenhill Long Fund, LP; each a security holder of the Issuer. Glenhill Capital Management, LLC is the managing member of Glenhill Concentrated Long Master Fund, LLC and Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the 1,941,001 shares of Common Stock to which this Statement relates with investment capital held by the entities listed below as follows:

(a) Glenhill Capital Overseas Master Fund LP acquired 1,379,822 shares of Common Stock on the open market between June 17, 2013 and September 27, 2013 for a total consideration of approximately $7.9 million.

(b) Glenhill Concentrated Long Master Fund LLC acquired 300,000 shares of Common Stock on the open market between March 13, 2012 and May 24, 2012 for a total consideration of approximately $953,000.

(c) Glenhill Long Fund LP acquired 28,154 shares of Common Stock on the open market between June 17, 2013 and October 1, 2013 for a total consideration of $167,000.

In addition, the Reporting Persons have sole dispositive power with respect to an additional 233,025 shares of Common Stock. These shares are held in third party accounts, which are managed by the Reporting Persons. These shares of Common Stock were acquired on the open market between October 1, 2013 and October 2, 2013 for a total consideration of $1.5 million.

The above amounts of total consideration include any commissions incurred in making of the investments, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

                On October 15, 2012, the Issuer announced that it had received a “going private” proposal (the “Proposal”) from Mr. Zishen Wu, the Issuer’s Chairman and Chief Executive Officer, Full Alliance International Limited (“Full Alliance), MSPEA Agriculture Holding Limited (“MSPEA”), and Abax Global Capital (Hong Kong) Limited (collectively, the “Purchasers”) with a purchase price of $6.60 per share of Common Stock. In response to such announcement, on August 26, 2013, the Reporting Persons sent a letter to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) expressing its concern with the Proposal’s low per share price of $6.60, which the Reporting Persons believes substantially undervalues the Issuer and is not in the best interests of the stockholders of the Issuer. A copy of the letter is attached hereto as Exhibit 99.2.

On September 23, 2013, the Issuer announced that it had entered into a merger agreement (the “Merger Agreement”) pursuant to which the Purchasers intend to cash-out existing stockholders of the Issuer at a per share price of $6.69 (the “Purchase Price”) in a “going private” transaction (the “Merger”). The Reporting Persons do not believe the Merger is in the best interests of the Issuer’s stockholders and do not intend to support the Merger. Specifically, the Reporting Persons believe that the Purchase Price is inadequate, especially in light of the Issuer’s recent excellent financial performance.

The Reporting Persons believe that the enterprise value attributable to the Issuer in the Merger is inadequate based on a number of quantitative and qualitative factors, including, but not limited to, what other similar companies are valued at in both the domestic and international public and private markets, as well as conventional means of valuation (i.e. analyzing a company’s net income and applying an appropriate industry recognized multiple). Ignoring this standard valuation methodology or any other viable means of increasing stockholder value, and marginalizing its importance, is the primary basis for the Reporting Persons’ concern regarding the Special Committee’s process for establishing the value of the Issuer and in recommending that the Issuer proceed with the Merger. The Reporting Persons note that the Special Committee has a fiduciary duty to assess all of the various valuation metrics in arriving at its recommendation regarding the transaction and that assigning the wrong relative weight to any particular valuation method undermines the entire valuation process. Utilizing one means of establishing value, such as comparables to public companies only trading in the U.S., without thoroughly reviewing the viability of all other established and accepted means, may indicate that the Special Committee is attempting to justify the Purchase Price. Even the mere 1.4% increase in the value of the Purchase Price from the original purchase price set forth in the Proposal (from $6.60 to $6.69) notwithstanding the Issuer’s stellar operating results suggests that the Purchase Price on its face, using simple common sense, is inadequate. While the Purchase Price represents a mere 1.4% increase over the Proposal’s bid price, the Issuer’s revenues for the six months ended June 30, 2013 increased approximately 43% and the Issuer’s operating income increased over 46% from that same period in 2012.

The Reporting Persons further note that the Purchase Price values the Issuer at extremely low multiples to the net income targets the Issuer provided to investors in a previous offering, especially once the cash on the Issuer’s balance sheet is excluded. Specifically, in connection with a securities purchase agreement entered into between the Issuer and MSPEA and Full Alliance dated May 29, 2011 (the “Financing”), the Issuer agreed that if its net income (as adjusted for exclusion of certain items) did not meet certain targets for its future fiscal years (the “Income Targets”), the conversion price for the convertible preferred stock issued to the investors in the Financing would decrease, which would adversely affect holders of the Common Stock including Mr. Wu. The Income Targets established by management of the Company, including Mr. Wu, were $84 million for fiscal 2011, $210 million for the cumulative two year period of fiscal 2011 through fiscal 2012, $399 million for the cumulative three year period of fiscal 2011 through fiscal 2013, and $682.5 million for the four year cumulative period of fiscal 2011 through fiscal 2014. These targets were presumably based on the Issuer’s internal projections that it believed were reasonably attainable as the Issuer would not want to harm holders of its common stock, whose ownership interests would be diluted if the net income targets were not realistic.

Based on these Income Targets, it appears that the individual Income Targets for the fiscal years 2012, 2013 and 2014 were $126 million (i.e. $210 million less $84 million), $189 million (i.e. $399 million less $210 million) and $283.5 million (i.e. $682.5 million less $399 million), respectively. The $6.69 Purchase Price implies an enterprise value (the “Valuation”) of the Issuer at $348 million (calculated by multiplying the approximately 52 million shares outstanding of the Issuer by the Purchase Price), which is equal to approximately 1.8 times the Issuer’s projected 2013 Income Target of $189 million and approximately 1.2 times the Issuer’s projected 2014 Income Target of $283.5 million. Once the $160 million in cash on the Issuer’s balance sheet is excluded from the Valuation, the valuation of the Issuer would be approximately $188 million (i.e., $348 million less $160 million), which is equal to approximately 1.0 times the Issuer’s projected 2013 Income Target of $189 million and approximately 0.7 times the Issuer’s projected 2014 Income Target of $283.5 million. Again, the Reporting Persons believe the proposed Purchase Price significantly undervalues the Issuer.

Furthermore, the Issuer’s reported net income for the twelve trailing months ended June 30, 2013 was $137 million (“Annualized Net Income”), or approximately $2.70 per share (“Annualized Net Income Per Share”). Accordingly, the $6.69 Purchase Price is equal to approximately 2.5 times the Issuer’s Annualized Net Income Per Share (i.e., $6.69 divided by $2.70). Once the $160 million (or approximately $3.00 per share) of net cash on the Issuer’s balance sheet is excluded from the Purchase Price, the real purchase price for the Issuer is approximately $3.69 per share, which is equal to approximately 1.4 times the Issuer’s Annualized Net Income Per Share (i.e. $3.69 divided by $2.70).

The Reporting Persons also note that the Common Stock traded as high as $12.00 per share in 2009 when the revenues and earnings of the Issuer were meaningfully below the Issuer’s current performance. In light of the implied operating projections provided to the purchasers in the Financing, as well as the Issuer’s ability to achieve those projections, if the Special Committee did not factor this information in its analysis and consideration of the Proposal, the Reporting Persons would challenge the fundamental basis of the Special Committee’s process and recommend that the Special Committee reconsider its approval of the Merger. Based on the foregoing, the Reporting Persons believe that the Purchase Price severely undervalues the Common Stock and that a fair price for the Common Stock would be multiples of the proposed Purchase Price. Accordingly, the Reporting Person believes that the Special Committee should recommend that management terminate the Merger Agreement.

The Reporting Persons also believe that the Issuer should immediately commence proceedings to list the Common Stock on the Hong Kong Stock Exchange since the true value of such companies is more likely to be recognized on the Hong Kong Stock Exchange. For example, China Blue Chemical, a Chinese agricultural commodity company listed on the Hong Kong Stock Exchange (“CBC”), trades at a valuation that is approximately ten times its reported net income for 2012 and approximately 9.3 times the consensus estimates of 20 analysts of CBC’s net income for 2013. By contrast, the valuation of the Common Stock on the Nasdaq Global Select Market is less than 2.5 times the Issuer’s for the twelve trailing months ended June 30, 2013. The difference in valuations between CBC and the Issuer is even more startling considering that the Issuer’s expected growth rates substantially exceed those of CBC. Accordingly, listing the Common Stock on the Hong Kong Stock Exchange would be the most efficient and quickest way of maximizing shareholder value.

The Reporting Persons requested either a phone call or meeting with the Special Committee to discuss the foregoing concerns and alternatives. However, the Special Committee has declined to speak with the Reporting Persons.

The Reporting Persons intend to engage in discussions with the Issuer, management, the Special Committee of the board of directors, current and potential stockholders, and potential purchasers that may relate to the Merger and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, solicitation of proxies, and may discuss such actions with the Issuer, management, the special committee of the board of directors, current and potential stockholders, potential purchasers and other persons.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the Merger and its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Other than as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 — 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are filing this Schedule 13D voluntarily since their aggregate beneficial ownership of Common Stock is currently less than five percent of the outstanding Common Stock of the Issuer. By filing this Schedule 13D, the Reporting Persons do not obligate themselves to file any subsequent amendments to the Schedule 13D unless required pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(c) The following are transactions in the Common Stock by the Reporting Persons effected in the last 60 days: All transactions were effectuated in the open market on NASDAQ through a broker.

Transactions made by Glenhill Capital Overseas Master Fund LP

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share
8/9/13	Buy	98,030	$6.06
8/9/13	Buy	14,508	$5.93
8/9/13	Buy	128,431	$6.04
8/9/13	Buy	352,117	$6.09
8/9/13	Buy	44,114	$6.17
9/24/13	Buy	123	$6.28
9/24/13	Buy	787	$6.24
9/24/13	Buy	64,686	$6.28
9/25/13	Buy	64,192	$6.29
9/26/13	Buy	61,466	$6.30
9/27/13	Buy	21,763	$6.27
9/27/13	Buy	34,311	$6.28

Transactions made by Glenhill Long Fund LP

Date	Transaction type (Buy/Sell)	Number of Shares	Price per Share
8/9/13	Buy	1,970	$6.06
8/9/13	Buy	292	$5.93
8/9/13	Buy	2,579	$6.04
8/9/13	Buy	7,073	$6.09
8/9/13	Buy	886	$6.17
9/24/13	Buy	2	$6.28
9/24/13	Buy	13	$6.24
9/24/13	Buy	1,116	$6.28
9/25/13	Buy	1,108	$6.29
9/26/13	Buy	1,234	$6.30
9/27/13	Buy	437	$6.27
9/27/13	Buy	689	$6.28
10/1/13	Buy	679	$6.23
10/1/13	Buy	2,984	$6.20

Other Transactions

Date	Transaction type (Buy/Sell)	Shares	Price per Share
10/1/13	Buy	10,960	$6.23
10/1/13	Buy	48,178	$6.20
10/2/13	Buy	143,232	$6.22
10/1/13	Buy	1,661	$6.23
10/1/13	Buy	7,299	$6.20
10/2/13	Buy	21,695	$6.22

(d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1:	Joint Filing Agreement by and among the Reporting Persons, dated as of October 8, 2013

Exhibit 99.2:	Letter to Special Committee of the Board of Directors of the Issuer dated August 26, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 8, 2013

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By:	/s/ KREVLIN MANAGEMENT, INC.
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By:	/s/ GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN
Name:	Glenn J. Krevlin
Title:	Managing Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)